Hogan & Hartson
L.L.P.

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL. (202) 637-5600
FAX (202) 637-5910
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February 6, 2006
BY HAND DELIVERY AND EDGAR
Stephen Krikorian, Accounting Branch Chief
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation
Form 10-K for the fiscal year ended 6/30/05
Filed August 31, 2005
Form 10-Q for the quarter ended 9/30/05
Filed November 14, 2005
File No. 000-21059
Dear Mr. Krikorian:
     On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below are ACE*COMM’s responses to the Staff’s comment letter dated December 15, 2005 to ACE*COMM’s response letter dated November 1, 2005 relating to your accounting comments on ACE*COMM’s financial statements in the above filings.
     ACE*COMM’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.
Form 10-K for the Fiscal Year Ended June 30, 2005
Financial Statements
Notes to Consolidated Financial Statements

Hogan & Hartson L.L.P.
Stephen Krikorian, Accounting Branch Chief
U.S. Securities and Exchange Commission
February 6, 2005

Note 10 — Stockholders’ Equity, page F-15
1.	We note your response to prior comment number 1. Confirm to us that the liquidating damages in all cases are limited to 9% under the amended Securities Purchase Agreement dated November 11, 2005. If so, you now appear to satisfy the conditions in paragraphs 14 through 18 of EITF 00-19 and the warrants would be considered an equity instrument as of the amendment date. However, we do not agree with certain aspects of your analysis prior to the amendment. Specifically, we do not agree with factoring in the premium on the warrants when evaluating whether the liquidating damages represent an uneconomic settlement alternative. Further, we believe that the Rule 144(k) holding period is two-years (i.e., no requirement to comply with Rule 144) and only begins upon issuance of the warrants when they must be cashless exercised. You also make references to defense that you have, however, the probability of an unfavorable outcome is not assessed in EITF 00-19 only the possibility. Since the warrants will now be considered equity and if they had been considered a liability, the warrants would be reclassified to equity. In this regard, in order to evaluate whether a liability presentation would have been material provide us with an analysis of the effects of recording the warrants as a liability as of June 30, 2005 and September 30, 2005 (i.e., balance sheet and income statement effects) and the effects of reclassifying the warrants to equity on November 11, 2005. Indicate whether you believe that the effects would be material to those financial statements.

Response: ACE*COMM has confirmed that the liquidating damages are limited to 9% in all cases under the amended Securities Purchase Agreement dated November 11, 2005.

The information requested by the Staff and the materiality analysis is set forth below. As an initial matter, before discussing that information, ACE*COMM notes for the record that it continues to believe that the warrants should be considered an equity instrument prior to the amendment date. Specifically, ACE*COMM believes that the liquidating damages do not represent an uneconomic settlement alternative for purposes of EITF 00-19. The rationale behind the accounting treatment of the warrants as a liability is an assumption that ACE*COMM would have chosen or be forced to redeem the security for cash rather than allowing its conversion into equity. ACE*COMM never intended at any time that it would have redeemed the warrants for cash to avoid a penalty of 1% per month, and this was confirmed by the November 11, 2005 amendment with the investors putting an explicit limit on the liquidating damages.

Hogan & Hartson L.L.P.
Stephen Krikorian, Accounting Branch Chief
U.S. Securities and Exchange Commission
February 6, 2005

Further, the accounting literature does not mandate any particular level above which a settlement alternative becomes uneconomic. ACE*COMM believes that the arguments in its response letter of November 1, 2005 regarding why this particular penalty is not uneconomic in ACE*COMM’s specific situation are persuasive, whether or not one factors in the premium on the warrants when evaluating the effect of the liquidating damages. Particularly significant is the discount to market at which the securities were sold, and the fact that the penalty is 1% per month and not an upfront penalty of some large amount.

ACE*COMM also believes that it is not liable for the 1% per month penalty after the one-year Rule 144 period, and certainly not after the two year Rule 144(k) holding period. Standard contract law on remedies looks not just to ACE*COMM’s control, but to the obligation of the investors to take actions that limit the damages, and ACE*COMM believes this law limits its exposure based on the ability of the investors to use the cashless exercise feature. The penalty therefore was effectively capped at 9 months or at worst 21 months (after factoring in the three month period to effect registration), even without the explicit 9 month maximum imposed by the amendment.

However, ACE*COMM’s very strongly desires to conclude this long-running review process. The current review process has been running since late April 2005, approximately nine months. ACE*COMM therefore reserves on the issue of whether the warrants should be considered an equity instrument prior to the amendment date, and would like to suspend the discussion on this point for the present, subject to the outcome of the discussion regarding materiality set forth below.

In response to the Staff’s comment requesting an analysis of the effects of recording the warrants as a liability as of June 30, 2005 and September 30, 2005 and the effects of reclassifying the warrants to equity on November 11, 2005, ACE*COMM submits the following.

Balance Sheet. ACE*COMM has run Black-Scholes calculations to value the warrants as stand alone instruments as of March 31, 2005, June 30, 2005 and September 30, 2005, arriving at values at March 31 of $3.6 million, at June 30 of $1.7 million and at September 30 of $2.8 million. (The value associated with the possible issuance of the “C” warrants is based on an independent valuation since the “C” warrants were not issued or outstanding as of the measurement dates. Additionally, for purposes of our current discussion, we have provided the valuation analysis under this valuation methodology. Should we have to restate prior period earnings we have retained the assistance of a valuation expert and will employ a more accurate

Hogan & Hartson L.L.P.
Stephen Krikorian, Accounting Branch Chief
U.S. Securities and Exchange Commission
February 6, 2005

valuation methodology to value the right to receive a C warrant that is included within the B Warrant.) If the liability equates to the value of the warrant under a Black-Scholes analysis, from a purely quantitative perspective these are material numbers relative to ACE*COMM’s balance sheet and income statements for June 30, 2005 and September 30, 2005. ACE*COMM notes that these values exceed the amount invested by the investors on March 31, 2005, and would have resulted in accounting for the 1,000,000 shares of stock issued to the investors at zero. We are also providing a supplemental schedule to show the balance sheet and net income changes for all periods affected.

In addition, ACE*COMM is also aware that the investors holding the warrants agreed to limit the liquidating damages to 9% of the amount raised (1% per month for 9 months), or an aggregate of $225,000, in an arms’-length transaction. If the liability equates to the maximum possible payment as reflected in this transaction, from a purely quantitative perspective the amount is not material relative to ACE*COMM’s balance sheet for June 30, 2005 and September 30, 2005. Although this further transaction with the investors had not occurred as of September 30, 2005, ACE*COMM believes that the materiality analysis should also take into account the maximum liability as determined in an arms’-length transaction, which may be considered the best determinant of value. Additionally, ACE*COMM believes that had the recent interpretations regarding the financial statement treatment of the warrants been available at inception that it would have been the intent of the parties to limit the liquidated damages as was done in November.

From a qualitative perspective, however, ACE*COMM believes that accounting for the warrants as a liability is not material to ACE*COMM’s financial statements. Under SAB 99 and other guidance on materiality, in addition to considering magnitude of an item the company must consider whether it is probable that the judgment of a reasonable person relying upon the report would have been changed or been influenced by the inclusion of the item. The value of the warrants as a liability is not reflective of any obligation of ACE*COMM to pay such amount. The potential cash exposure to ACE*COMM, even without regard to defenses to payment asserted by ACE*COMM, would have been $0 at March 31 and June 30th and $75,000 at September 30th, which ACE*COMM believes is not material to its balance sheets at any of the respective dates and significantly less than the liabilities estimated above. Also, as indicated above, the investors holding the warrants agreed to limit the liquidating damages to an aggregate of $225,000, in an arms’-length transaction, which amount is not material to ACE*COMM’s balance sheets at any of the respective dates.

Hogan & Hartson L.L.P.
Stephen Krikorian, Accounting Branch Chief
U.S. Securities and Exchange Commission
February 6, 2005

Further, there is a high likelihood (based on numerous registrations by companies in similar situations that have been completed within the 90 days or sometimes 180 days allowed for such registrations) that the liability would reverse in the near term as the securities were registered, and the liability certainly would reverse over time as the warrant either was exercised or expired. The nature of the item, as a temporary liability, along with the likelihood and probable timing of the liability reversing quickly, argues in favor of the liability not being material despite the magnitude of the entries on the financial statements, particularly given the non-cash nature of the item.

Income Statement. The analysis of the effects of recording the warrants as a liability as of June 30, 2005 and September 30, 2005 also needs to take into account the income statement effects. Since the value changes over time, primarily as a result of changes in stock price and volatility index under Black-Scholes, and since a derivative would need to be marked to market, ACE*COMM would have recognized income to the extent that the value of the liability declined during the six month period prior to the amendment. At March 31, 2005 the value of the warrants exceeded the purchase price by $1.1 million resulting in a decrease in net income of $1.1 million. At June 30, 2005, the value of the warrants would have declined by $820 thousand resulting in a corresponding increase in net income to $1.2 million from reported net income of $337 thousand. At September 30, 2005, the value of the warrants would have increased relative to June 30, 2005 by $1.1 million resulting in a corresponding reduction in net income (changing net income for that period from $99 thousand to a net loss of $979 thousand). Upon elimination of the liability in November 2005, the liability on ACE*COMM’s balance sheet would go to zero, and there would be a further corresponding increase in expense of $354 thousand as a result of an increase in the stock price. These changes in income would not be reversed following reclassifying the warrants to equity on November 11, 2005. Please refer to the attached schedule for more details on the period to period changes.

ACE*COMM believes that it is not likely that an investor would alter its judgment regarding ACE*COMM’s operating results or financial condition when considering these changes to its income statement. In addition to the temporary nature of the liability and the likelihood of the liability reversing quickly, ACE*COMM believes that investors would note the following:
•	any gain or loss recorded is non-cash in nature

•	any gain or loss would be reflected outside of income or loss from operations

Hogan & Hartson L.L.P.
Stephen Krikorian, Accounting Branch Chief
U.S. Securities and Exchange Commission
February 6, 2005

•	as a result of the limitation on liquidated damages, we know that the liability estimate at March 31, 2005 is not accurate and that cash surrender is not an alternative

•	management compensation would not be impacted by recording any such gain or loss

•	recent operating history and related financial results of the company depict a company facing challenges of competing in the telecommunications industry, and reflecting large, non-cash, non-operating gains and losses, particularly in light of the subsequent amendment to the related financing terms which eliminated the conditions that gave rise to the issue, might obscure any transparency into the Company’s true financial position and operating results.
For these reasons, under the materiality guidance of SAB 99, ACE*COMM believes that accounting for the warrants as a liability would not be material to ACE*COMM’s financial statements for the periods ended June 30 and September 30, 2005.

2.	We note in your response to prior comment number 1 that you state that the same registration obligation and liquidating damages for non- registration exist with respect to the stock sold outright. Please provide us with your analysis regarding your classification of the shares of common stock as permanent equity instead of temporary equity. Your response should address EITF Topic D-98.

Response: ACE*COMM acknowledges the effect of liquidating damages on the treatment of equity under EITF Topic D-98. However, ACE*COMM notes that there is no specific redemption provision contained in the investment agreement, and because the value of the warrants discussed above exceeds the total proceeds received, the value associated with the 1,000,000 shares of stock issued to the investors would be $0 and therefore there would be no entry in temporary equity.
Form 10-O for the Quarterly Period Ended September 30, 2005
Earnings (Loss) Per Share, page 6

Hogan & Hartson L.L.P.
Stephen Krikorian, Accounting Branch Chief
U.S. Securities and Exchange Commission
February 6, 2005

3.	Tell us why you did not provide the disclosures for calculating earnings per share as outlined in paragraphs 40 and 41 of SFAS 128. The disclosure should clearly describe those securities that were not included in the earnings per share since they were anti-dilutive (e.g., warrants, stock options).

Response: ACE*COMM did not disclose the securities that were not included in the earnings per share for the quarter ended September 30, 2005 as in the period the Company was profitable and did not exclude any such securities. For the corresponding period last year (September 30, 2004) the total number of potentially dilutive shares not included in the EPS calculation due to anti-dilution was 176,404. However, ACE*COMM notes the Staff’s comment, and will provide such disclosures in future Form 10-Q filings.
Note 7 — Merger And Acquisitions, page 11
4.	We note that you amended your agreement to acquire 2helix that resulted in some consideration being returned in exchange for an earn-out or contingent consideration. We also note the pro forma information that illustrates the effect of this amendment. Explain why the adjustment effect “contract rights and technology” instead of goodwill only. See paragraph 35 of SFAS 141. Tell us why you believe that the fair value of the intangible asset should be adjusted as the earn-out is achieved. That is, explain why the amendment and the earn-out effects the valuation of the intangible. In addition, ensure that your disclosures comply with 51(f) of SFAS 141.

Response: The amendment of the 2helix acquisition agreements related primarily to the estimated value of certain specific contracts existing on the date of acquisition and changes in that estimated value post acquisition. Accordingly, ACE*COMM re-valued the applicable contracts using the updated information and adjusted the purchase price through subjecting a portion of the purchase price to an earn-out. The purchase price adjustment put some of the initial consideration into an escrow and the payment of this consideration is contingent upon achieving revenue targets over a two year period. At the time of the amendment (and today) ACE*COMM assessed that payment under the earn-out was not probable. (Earn-out payment begins at $8.25 million and as of 10/31/05 $430 thousand in revenue had been achieved.) Because the earn-out is not probable at this time, and is expected to result in a reduction of the purchase price, in large part as a result of a decrease in value of existing contracts, the decrease in the value of the

Hogan & Hartson L.L.P.
Stephen Krikorian, Accounting Branch Chief
U.S. Securities and Exchange Commission
February 6, 2005

contracts as determined by the re-valuation was reflected in the adjustment to contract rights and technology, and the balance of the price amendment was reflected in goodwill. ACE*COMM believes this treatment is consistent with SFAS 141 because during the allocation period, the cost associated with the acquisition changed requiring a reallocation of the purchase price.
* * * * *
     Your attention to this response is greatly appreciated. Should you have any questions concerning the above responses, please do not hesitate to call me at (202) 637-5736 or Frank A. Bacelli at (202) 637-8769.
Respectfully submitted,
/s/ Steven M. Kaufman
Steven M. Kaufman
Enclosures

cc:	Steven R. Delmar
Frank A. Bacelli